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                                                                      Exhibit 12


                                    AMERICAN STANDARD COMPANIES INC.
                         COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

                                         (Dollars in Millions)

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                                                      FOR THE YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------
                                                1998      1999      2000      2001      2002
                                               ------    ------    ------    ------    ------
Income from continuing
 operations before taxes ...............       $189.8    $451.5    $509.4    $476.4    $556.2

Equity in net (income) loss of
 associated companies net of dividends
 received ..............................         (3.6)     (5.1)     (8.7)     (2.8)    (13.5)

Amortization of capitalized interest ...          1.6       1.8       1.9       2.3       2.3

Interest expense .......................        188.4     187.8     198.7     168.7     129.0

Rental expense factor ..................         26.5      33.9      49.4      53.2      58.6
                                               ------    ------    ------    ------    ------

Earnings available for fixed charges ...       $402.7    $669.9    $750.7    $697.8    $732.6
                                               ======    ======    ======    ======    ======

Interest expense .......................       $188.4    $187.8    $198.7    $168.7    $129.0

Capitalized interest ...................          4.5       3.3       2.0       4.8       2.6

Rental expense factor ..................         26.5      33.9      49.4      53.2      58.6
                                               ------    ------    ------    ------    ------

Fixed charges ..........................       $219.4    $225.0    $250.1    $226.7     $190.2
                                               ======    ======    ======    ======     ======
Ratio of earnings to fixed charges (a) .          1.8       3.0       3.0       3.1        3.9
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a)   For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.